EXHIBIT 99.1

Bezeq the Israel Telecommunication Corp. Limited

To: The Tel Aviv Stock Exchange	To: The Israeli Securities Authority

Standard & Poor's Maalot places Bezeq AA+ rating on CreditWatch with Negative implications

Tel Aviv, Israel – December 22, 2010 – Bezeq The Israel Telecommunication Corp., Limited (TASE: BEZQ), Israel’s leading telecommunications provider, announced that the Company received notice from Standard & Poor's Maalot that it has placed the credit ratings of Bezeq (ilAA+, Stable) and its wholly-owned subsidiary Pelephone (ilAA+, Stable) on CreditWatch with negative implications, following the Company’s announcement on December 19, 2010 regarding the possibility of a capital distribution not in compliance with the “earnings test” ("capital reduction"), in the scope of NIS 3 billion.